SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 30, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated June 30, 2004, regarding Sony Ericsson taking majority stake in chinese factory and creating new Development Unit in China.

Sony Ericsson takes majority stake in Chinese factory and creates new Development Unit in China - Strengthens commitment and focus in China 30 June 2004

June 30th, Beijing, China — Sony Ericsson Mobile Communications AB with Sony Ericsson Mobile Communications China today announced it has received approval by the Ministry of Commerce to take control of Beijing Ericsson Putian Mobile Communications Co. Ltd (BMC), a joint-venture mobile phone manufacturing facility, by raising its share holding to 51%. BMC will become an in-house manufacturing site strengthening global supply and shortening product ramp-up times. In addition, it was also announced that Sony Ericsson’s China R&D Center will expand into a global Development Unit to develop products and applications for China as well as for the global market.

Sony Ericsson China will increase its stake in BMC from 10% to 26%, while Sony Ericsson in addition will acquire a 25% equity stake in the company. These shares have been purchased from Ericsson (China) Co., Ltd. (25%) and LM Ericsson AB (16%) and mean that combined with Sony Ericsson China’s existing 10% holding in BMC, Sony Ericsson will now have a controlling 51% stake in the venture. The company will be renamed Beijing SE Putian Mobile Communications Co. Ltd. The other shareholders will continue to be China PUTIAN Co., Ltd., Nanjing Panda Electronics Co., Ltd. and Yung Shing.

“Since Sony Ericsson’s establishment in China (August, 2002), we have focused on building our presence in this competitive and strategically important market. We are committed to expanding our business in China, and will use the investment in BMC and expansion of China-based R&D activities to support growth both globally and locally”, said Miles Flint, President of Sony Ericsson.

Xing Wei, Chairman of China PUTIAN Co. Ltd. said: “We are glad to be strategic partners with Sony Ericsson and see that Sony Ericsson has become one of the fastest growing mobile phone brands in China.” China PUTIAN Co. Ltd is the second largest shareholder in BMC.

The consolidation of BMC into Sony Ericsson will simplify the company’s supply chain, generate cost efficiencies and lead to a more efficient customization process. In addition, Sony Ericsson will strengthen its global research and development capacity by expanding the China R&D Centre into a Development Unit. Development Unit China, one of four global development facilities, will have a strategic role in the design and development of products for both the Chinese and global market.

Outline of BMC Ownership Interests:

Previous ownership	New ownership

Beijing Ericsson Putian Mobile Communication Co. Ltd	Beijing SE Putian Mobile Communications Co. Ltd

Ericsson (China) Co., Ltd. 16%	Sony Ericsson China 26%

LM Ericsson AB 25%	Sony Ericsson Mobile Communications AB 25%

Sony Ericsson China 10%	China PUTIAN Co., Ltd., 27%

China PUTIAN Co., Ltd., 27%	Nanjing Panda Electronics Co., Ltd 20%

Nanjing Panda Electronics Co., Ltd 20%	Yung Shing 2%

Yung Shing 2%

Sony Ericsson Mobile Communications AB serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.sonyericsson.com

Sony Ericsson Corporate Communications

+44 (0) 208 762 5858

E-mail: info@SonyEricsson.com

Media requests

Kathy Egan, Corporate Communications, Ericsson Inc.

+1 212 685 4030

E-mail: pressrelations@ericsson.com

Investors and analysts

Gary Pinkham, Vice President, Investor Relations

+46 8 719 0000

Glenn Sapadin, Investor Relations, Ericsson Inc.

+1 212 685 4030

Email: investor.relations@ericsson.com

Any product features, specifications or statements in this document that are not historical facts are forward-looking and involve risks and uncertainties. Actual product features, specifications or forward-looking statements are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: June 30, 2004